SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

WEB STREET, INC.
(Name of Subject Company)

OPUS ACQUISITION CORP.
E*TRADE GROUP, INC.
(Name of Filing Person- Offeror)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

947336 10 3
(CUSIP Number of Securities)

CHRISTOS M. COTSAKOS
E*TRADE GROUP, INC.
4500 BOHANNON DRIVE
MENLO PARK, CALIFORNIA 94025
(650) 331-6000

(Name, address, including zip code, and telephone number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copies to:
DANIEL G. KELLY, JR., ESQ. DAVIS POLK & WARDWELL 1600 EL CAMINO REAL MENLO PARK, CA 94025 (650) 752-2000	JEFFREY R. PATT, ESQ. KATTEN MUCHIN ZAVIS 525 WEST MONROE STREET SUITE 1600 CHICAGO, IL 60661-3693 (312) 902-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$43,091,267	$8,618.25

*	Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based upon (a) 1.34, the average of the high and low prices per share of Web Street, Inc. common stock on June 1, 2001 as reported on the Nasdaq National Market multiplied by (b) 32,157,662, representing the aggregate number of shares of Web Street, Inc. common stock outstanding on May 31, 2001, assuming the exercise of all options and warrants to purchase Web Street, Inc. common stock expected to be outstanding and exercisable prior to the date the offer is expected to be consummated.

**	One-fiftieth of 1% of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,773	Filing Party: E*TRADE Group, Inc.

Form or Registration No.: Form S-4 Date Filed: June 4, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by E*TRADE Group, Inc., a Delaware corporation ("E*TRADE"), through its wholly-owned subsidiary, Opus Acquisition Corp., a Delaware corporation ("Merger Sub"), to exchange each issued and outstanding share of common stock, par value $.01 per share (the "Web Street Shares"), of Web Street, Inc., a Delaware corporation ("Web Street"), for shares of common stock, par value $.01 per share (the "E*TRADE Shares"), of E*TRADE based on the exchange ratio described in the Prospectus referenced below.

     The Offer is made pursuant to an Agreement and Plan of Merger, dated as of May 20, 2001, by and among E*TRADE, Merger Sub and Web Street which contemplates the merger of Merger Sub with and into Web Street (the "Merger"). E*TRADE has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the E*TRADE Shares to be issued to stockholders of Web Street in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits (a) (1) and (a) (2) hereto.

     All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by E*TRADE, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET

     Information is disclosed to security holders in a prospectus meeting the requirements Rule 421(d) of the Securities Act of 1933.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (c) During the last five years, none of E*TRADE, Merger Sub or, to the best of their knowledge, any of the persons listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. To E*TRADE’s knowledge, each of the individuals listed on Schedule I is a citizen of the United States except (i) Brigitte VanBaelen, who is a citizen of Belgium; (ii) George Hayter, who is a citizen of the United Kingdom, and (iii) Leonard C. Purkis, who is a citizen of both the United States and the United Kingdom.

ITEM 12.	EXHIBITS.

(a)(1)	Prospectus relating to E*TRADE Shares to be issued in the Offer and the Merger (incorporated by reference from E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to exhibit 99(a) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to exhibit 99(b) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to exhibit 99(c) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to exhibit 99(d) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(a)(6)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9 (incorporated by reference to Exhibit 99(e) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(d)(1)	Agreement and Plan of Merger, dated as of May 20, 2001, by and among E*TRADE, Opus Acquisition Corp. and Web Street (incorporated by reference to Exhibit 2(a) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(d)(2)	Stockholder Agreement dated as of May 20, 2001, by and among E*TRADE and Joseph J. Fox and Avi Fox (incorporated by reference to Exhibit 2(b) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(h)(1)	Opinion of Davis Polk & Wardwell regarding material federal income tax consequences of the Offer and the Merger (incorporated by reference to Exhibit 8(a) of E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(h)(2)	Opinion of Katten Muchin Zavis regarding material federal income tax consequences of the Offer and the Merger (incorporated by reference to Exhibit 8(b) of E*TRADE's Registration Statement on Form S-4 filed on June 4, 2001).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 4 , 2001

OPUS ACQUISITION CORP.

By:	/s/ Leonard C. Purkis

Name:	Leonard C. Purkis
Title:	Director, President and Chief Financial Officer

E*TRADE GROUP, INC.

By:	/s/ Leonard C. Purkis

Name:	Leonard C. Purkis
Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)	Prospectus relating to E*TRADE Shares to be issued in the Offer and the Merger (incorporated by reference from E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to exhibit 99(a) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to exhibit 99(b) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to exhibit 99(c) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to exhibit 99(d) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99(e) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(d)(1)	Agreement and Plan of Merger, dated as of May 20, 2001, by and among E*TRADE, Opus Acquisition Corp. and Web Street (incorporated by reference to Exhibit 2(a) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(d)(2)	Stockholder Agreement dated as of May 20, 2001, by and among E*TRADE and Joseph J. Fox and Avi Fox (incorporated by reference to Exhibit 2(b) to E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001).

(h)(1)	Opinion of Davis Polk & Wardwell regarding material federal income tax consequences of the Offer and the Merger (incorporated by reference to Exhibit 8(a) of E*TRADE’s Registration Statement on Form S-4 filed on June 4, 2001)

(h)(2)	Opinion of Katten Muchin Zavis regarding material federal income tax consequences of the Offer and the Merger (incorporated by reference to Exhibit 8(b) of E*TRADE's Registration Statement on Form S-4 filed on June 4, 2001)

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF E*TRADE GROUP, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of E*TRADE. Except as indicated below, the business address of each such person is E*TRADE Group, Inc., 4500 Bohannan Drive, Menlo Park, California, 94025.

BOARD OF DIRECTORS

Name and Business Address	Present Principal Occupation

Peter Chernin	President and Chief Operating OfficerFox
10201 W Pico Blvd	Entertainment Group, Inc.
Building 100, Room 5080
Los Angeles, CA 90035

Christos M. Cotsakos	Chief Executive Officer, E*TRADE Group, Inc.
4500 Bohannon Drive
Menlo Park, CA 94025

Ronald D. Fisher	Vice-Chairman, SOFTBANK Holdings, Inc.
1188 Centre Street
Newton Center, MA 02459-1540

William E. Ford	Partner
3 Pickwick Plaza	General Atlantic Partners, LLC
Greenwich, CT 06830

David C. Hayden	Chairman of the Board
117 Greenwich Street	Critical Path, Inc.
San Francisco, CA 94111

George Hayter	Partner
The Old Vicarage	George Hayter Associates
Masisemore
Gloucester GL2 8HU
United Kingdom, GB

William A. Porter	Chairman Emeritus
E*TRADE Group, Inc.

Lewis E. Randall	Private Investor

Lester C. Thurow	Professor of Management and Economics
50 Memorial Drive	Massachusetts Institute of Technology
Cambridge, MA 02142

EXECUTIVE OFFICERS OF E*TRADE

Name	Title

Thomas A. Bevilacqua	Chief Strategic Investment Officer

Mitchell H. Caplan	General Manager, North America and Chief Global Banking and Asset Gathering Officer

Jerry D. Gramaglia	President and Chief Operating Officer

R. Jarrett Lilien	General Manager, Latin America and Chief Global Brokerage and Institutional Services Officer

Leonard C. Purkis	Chief Financial Officer

Michael G. Sievert	Chief Sales and Marketing Officer

Pamela S. Kramer	Chief Global Product and Content Officer

Theodore J. Theophilos	Chief Legal Affairs Officer

Joshua Levine	General Manager, Europe, Africa and the Middle East and Chief Global Technology Officer

Connie M. Dotson	Chief Service Quality Officer

Dennis L. Lundien	Chief Internal Audit and Privacy Officer

Russell Elmer	Chief People and Culture Officer

John Metaxas	Chief Corporate Communications and Government Affairs Officer

Brigitte VanBaelen	Chief Community Development Officer